FORM PX14A6G

URBAN OUTFITTERS, INC. – URBN

Filed:  April 14, 2014

Notice of Exempt Solicitation. Definitive Materials.

United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

1. Name of Registrant:

    Urban Outfitters, Inc.

2. Name of person(s) relying on exemption:

a.          Calvert VP S&P 500 Index Portfolio, acting through Calvert Investment Management, Inc.

b.         F&C Investments

3. Address of person(s) relying on Exemption:

a.     4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814

b.     1 Broadway, 14th Floor, Cambridge, MA 02142

4. Written Materials:

Attached are written materials, submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2014 Annual Meeting.

IMPORTANT PROXY VOTING MATERIAL

Shareholder Rebuttal to the Urban Outfitters, Inc.
Opposition Statement Regarding Human Rights Risk Assessment
(p. 18 of Urban Outfitters’ Proxy)

Proposal # 5. Shareholder Proposal

This proposal has been filed by Calvert Investment Management, Inc. (“Calvert”) and F&C Investments.  These investors share a common concern regarding the absence of an adequate policy framework and management system to assess operational and supply chain human rights risks. The proponents view human rights risk assessment as a strategic business and investment imperative, especially for global apparel companies that face increasing reputational, legal and operational risks in a complex, global marketplace.

Urban Outfitters’ opposition statement and primary arguments against this proposal are that:

o       Urban Outfitters argues that its support for fundamental human rights is encompassed in The Company’s Code of Conduct and Ethics (the “Code”).

o       Urban Outfitters argues that The Company’s Statement of Corporate Policy and Code of Conduct (the “Vendor and Supplier Code”) has similar human rights standards and “does more than simply report on human rights risks in the Company’s supply chain,” including a compliance program in connection with its Vendor and Supplier Code.

Our Rebuttal and Rationale for a YES vote follows:

This proposal requests Urban Outfitters to report on its process for identifying and analyzing the company’s potential and actual human rights risks within its operations and supply chain by conducting a human rights impact assessment. The elements of a human rights impact assessment, which are based on the United Nations Guiding Principles on Business and Human Rights, include the following:

•        Human rights principles used to frame the assessment

•        Frequency of assessment

•        Methodology used to track and measure performance

•        Nature and extent of consultation with relevant stakeholders in connection with the assessment

•        How the results of the assessment are incorporated into company policies and decision making

•        List of countries where the company sources a minimum of 5% of its total global volume order

We feel that Urban Outfitters’ current policies (the Code and its Vendor and Supplier) and management system (its compliance program) are inadequate given the risks it faces as a global retail company and fail to reflect all of the aforementioned elements of a human rights impact assessment as identified in the proposal.  This is of particular concern for investors because the fiduciary and public reporting responsibilities of company management and the Board of Directors involves the identification and management of materials risks, including those associated with human rights. Based on a recent survey of 50 retailers and an analysis of Urban Outfitters’ policies and management system, the company is a clear laggard within its peer group regarding human rights management.

Shareholders are urged to vote FOR  Proposal #5 following the instruction provided on the company’s proxy mailing.

1.      Human rights risk assessments identify potential and existing risks.

According to the Organisation for Economic Co-operation and Development’s (OECD) Guidelines for Multinational Enterprises, “human rights due diligence entails assessing actual and potential human rights impacts, integrating and acting upon findings, tracking responses as well as communicating how impacts are addressed.”

In light of continued and recent global supply chain disruptions and tragedies, such as the Rana Plaza building collapse in Bangladesh, we believe Urban Outfitters should take necessary and proactive measures to address its potential and existing human rights risks, as well as reasonable steps to inform investors. Urban Outfitters fails to do so.  For example, Urban Outfitters does not disclose countries where it sources its products and there is no evidence that the company has procedures to assess the broader and potential human rights risks when evaluating new sourcing markets.  The degree to which the company is tracking and measuring its human rights performance is also noticeably absent as well, as any indication of consultation with relevant stakeholders.

The absence of these key elements would appear to indicate that Urban Outfitters does not integrate human rights due diligence into its overall business strategy and decision-making process, which may lead to a number of risks in their direct operations and supply chain.  As Investing the Rights Way: A Guide for Investors on Business and Human Rights notes, “companies associated with human rights abuse exposes themselves to operational risks (such as project delays or cancellation), legal and regulatory risks (lawsuits or fines), and reputational risks (negative press coverage and brand damage).

We remain unconvinced that Urban Outfitters is taking necessary steps to assess potential and existing human rights risks.

2.      Urban Outfitters lags industry peers on human rights risk management

According to a recent survey evaluating home and apparel companies’ efforts to eliminate forced labor from their supply chains, Urban Outfitters was rated among the worst performers.  The survey, which was conducted by the Responsible Sourcing Network, assessed the policies and practices of 49 companies.  Three companies, including Urban Outfitters, received zero points.

Many apparel companies disclose comprehensive human rights policies, risk assessment procedures, a range of auditing programs, capacity building and key performance data.  However, Urban Outfitters falls lags its industry peers.  The company’s disclosure is limited to its Code of Conduct and Ethics, Vendor and Supplier Code and a compliance program.  To Urban Outfitters’ credit, the company discloses a Vendor and Supplier Code, but its guidelines fall short of standard practice for apparel companies due to the exclusion of one of the International Labor Organization’s (ILO) core standards - freedom of association and right to collective bargaining.  In addition and contrary to the company’s claim, its Code of Conduct and Ethics does not encompass a wide range of human rights issue consistent with standards and declarations. With the exception of non-discrimination, the Code fails to include the remaining ILO’s core standards – prohibition of child labor, forced labor and discrimination.  Furthermore, Urban Outfitters’ fails to provide sufficient information for investors to assess the quality and effectiveness of its compliance program, whereas similar companies disclose extensive details and quantitative key performance data.

Shareholders are urged to vote FOR  Proposal #5 following the instruction provided on the company’s proxy mailing.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  NO PROXY CARDS WILL BE ACCEPTED BY CALVERT INVESTMENT MANAGEMENT, INC. (CIM), ANY REGISTERED INVESTMENT COMPANY THAT HAS RETAINED CIM AS ITS INVESTMENT ADVISER (EACH A CALVERT FUND) OR F&C INVESTMENTS (“F&C”).  PLEASE DO NOT SEND YOUR PROXY TO CIM, ANY CALVERT FUND OR F&C.  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.  THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY CIM, CERTAIN CALVERT FUNDS, AND/OR F&C INVESTMENTS.

For questions regarding Urban Outfitters Proposal #5 on Human Rights Risk Assessment, please contact Mike Lombardo, Calvert Investments, 301.961.4756, mike.lombardo@calvert.com.